Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated September 5, 2018

Registration Statement No. 333-210094

$600,000,000 4.500% Senior Notes due 2028

Issuer:	Willis North America Inc.

Guarantors:

Willis Towers Watson Public Limited Company

Willis Towers Watson Sub Holdings Unlimited Company
Willis Netherlands Holdings B.V.
Willis Investment UK Holdings Limited
TA I Limited

Willis Towers Watson UK Holdings Limited
Willis Group Limited
Trinity Acquisition plc

Ratings (Moody’s/S&P/Fitch)*:	Baa3 (stable) / BBB (stable) / BBB (stable)

Security Type:	Senior unsecured notes

Principal Amount:	$600,000,000

Issue Price:	99.967% of the principal amount

Proceeds to Issuer (before underwriting discount and offering expenses):	$599,802,000

Trade Date:	September 5, 2018

Settlement Date:	September 10, 2018 (T + 3)

Maturity Date:	September 15, 2028

Coupon:	4.500%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2019 (long first interest period)

Benchmark Treasury:	2.875% due August 15, 2028

Benchmark Treasury Price / Yield:	99-24 / 2.904%

Spread to Benchmark Treasury:	160 basis points (1.600%)

Yield to Maturity:	4.504%

Optional Redemption:	Prior to June 15, 2028 (the date that is three months prior to the scheduled maturity date for the 2028 Notes), the 2028 Notes will be redeemable, at our option, in whole at any time or in part from time to time, at a redemption, or “make-whole,” price equal to the greater of:

• 100% of the aggregate principal amount of the 2028 Notes to be redeemed; and

•  an amount equal to sum of the present value of (i) the payment on June 15, 2028 of principal of the 2028 Notes to be redeemed and (ii) the payment of the remaining scheduled payments through June 15, 2028 of interest on the 2028 Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the applicable Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after June 15, 2028, we may, at our option, redeem the 2028 Notes, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

CUSIP/ISIN:	970648AG6 / US970648AG61

$400,000,000 5.050% Senior Notes due 2048

Issuer:	Willis North America Inc.

Guarantors:

Willis Towers Watson Public Limited Company

Willis Towers Watson Sub Holdings Unlimited Company
Willis Netherlands Holdings B.V.
Willis Investment UK Holdings Limited
TA I Limited

Willis Towers Watson UK Holdings Limited
Willis Group Limited
Trinity Acquisition plc

Ratings (Moody’s/S&P/Fitch)*:	Baa3 (stable) / BBB (stable) / BBB (stable)

Security Type:	Senior unsecured notes

Principal Amount:	$400,000,000

Issue Price:	99.647% of the principal amount

Proceeds to Issuer (before underwriting discount and offering expenses):	$398,588,000

Trade Date:	September 5, 2018

Settlement Date:	September 10, 2018 (T + 3)

Maturity Date:	September 15, 2048

Coupon:	5.050%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2019 (long first interest period)

Benchmark Treasury:	3.125% due May 15, 2048

Benchmark Treasury Price / Yield:	101-00 / 3.073%

Spread to Benchmark Treasury:	200 basis points (2.000%)

Yield to Maturity:	5.073%

Optional Redemption:	Prior to March 15, 2048 (the date that is six months prior to the scheduled maturity date for the 2048 Notes), the 2048 Notes will be redeemable, at our option, in whole at any time or in part from time to time, at a redemption, or “make-whole,” price equal to the greater of:

• 100% of the aggregate principal amount of the 2048 Notes to be redeemed; and

•  an amount equal to sum of the present value of (i) the payment on March 15, 2048 of principal of the 2048 Notes to be redeemed and (ii) the payment of the remaining scheduled payments through March 15, 2048 of interest on the 2048 Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the applicable Treasury Rate plus 30 basis points, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after March 15, 2048, we may, at our option, redeem the 2048 Notes, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the 2048 Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

CUSIP/ISIN:	970648AH4 / US970648AH45

*                *                 *

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

HSBC Bank plc

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp.

Co-Managers:	Santander Investment Securities Inc. Standard Chartered Bank TD Securities (USA) LLC

Use of Proceeds:	The net proceeds from this offering, after deducting underwriter discounts and estimated offering expenses, will be approximately $989.5 million. We intend to use the net proceeds of this offering to (i) repay approximately $862.0 million under our Revolving Credit Facility and related accrued interest, (ii) prepay in full $127.5 million under the Towers Watson Dividend Facility and related accrued interest and (iii) for general corporate purposes.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847 or Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC, toll-free at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322.

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